UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Chatham Lodging Trust

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

16208T102

(CUSIP Number)

Philip M. Garthe

HG Vora Capital Management, LLC

870 Seventh Avenue, Second Floor

New York, NY 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Jeffrey R. Katz

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

(617) 951-7072

July 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 16208T102

(1)	NAME OF REPORTING PERSON: HG Vora Special Opportunities Master Fund, Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS: WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 2,210,000
	(8)	SHARED VOTING POWER: 2,210,000
	(9)	SOLE DISPOSITIVE POWER: 2,210,000
	(10)	SHARED DISPOSITIVE POWER: 2,210,000
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,210,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.80%
(14)	TYPE OF REPORTING PERSON: OO (Cayman Islands exempted company)

CUSIP NO.: 16208T102

(1)	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS: AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 2,210,000
	(8)	SHARED VOTING POWER: 2,210,000
	(9)	SOLE DISPOSITIVE POWER: 2,210,000
	(10)	SHARED DISPOSITIVE POWER: 2,210,000
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,210,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.80%
(14)	TYPE OF REPORTING PERSON: PN

CUSIP NO.: 16208T102

(1)	NAME OF REPORTING PERSON: Parag Vora
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS: AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 2,210,000
	(8)	SHARED VOTING POWER: 2,210,000
	(9)	SOLE DISPOSITIVE POWER: 2,210,000
	(10)	SHARED DISPOSITIVE POWER: 2,210,000
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,210,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.80%
(14)	TYPE OF REPORTING PERSON: IN

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Chatham Lodging Trust, a Maryland real estate investment trust (the “Issuer”). The address of the principal executive offices of the Issuer is 50 Cocoanut Row, Suite 211, Palm Beach, Florida 33480.

Item 2.	Identity and Background.

This Schedule 13D is being filed by (i) HG Vora Special Opportunities Master Fund Ltd., a Cayman Islands exempted company (the “Fund”), with respect to the shares of Common Stock directly owned by it; (ii) HG Vora Capital Management, LLC, a Delaware limited liability company (the “Manager”), as investment manager of the Fund, with respect to the shares of Common Stock directly owned by the Fund; and (iii) Mr. Parag Vora (“Mr. Vora”), as managing member of the Manager, with respect to the shares of Common Stock directly owned by the Fund. The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

All voting and dispositive decisions for the Fund have been delegated to the Manager. In such capacity, the Manager may be deemed to beneficially own the securities directly owned by the Fund. Mr. Vora is the managing member of the Manager. As such, Mr. Vora may be deemed to beneficially own the securities reported herein. Neither the Manager nor Mr. Vora directly own any shares of Common Stock. The Manager and Mr. Vora expressly disclaim beneficial ownership of the securities reported in this Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock of the Issuer beneficially owned by the Reporting Persons was acquited with working capital set aside for the general purpose of investing.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the Issuer’s Common Stock for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.

As part of their ongoing monitoring and assessment of their investment in the Company’s Common Stock, the Reporting Persons conducted a review of the Company’s assets, liabilities, capital structure, operating performance, business prospects, market valuation and other related matters based on publicly available information. Based on the information reviewed, the Reporting Persons in conjunction with one or more real estate and private equity oriented investment firms, are interested in discussing a range of alternatives with the Company, including but not limited to the potential privatization of the entire Company, subject to further due diligence and other conditions. The purpose of this filing is to facilitate such discussion.

The Reporting Persons will continue to evaluate their investment in the Company’s Common Stock and may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock, including by engaging in short selling of, or any hedging or similar transaction with respect to, the Common Stock, at times and in such manner as they deem advisable. As part of its evaluation, the Reporting Persons will continue to monitor and assess the Company’s assets, liabilities, capital structure, operating performance, business prospects, market valuation and other related matters, as well as prevailing market conditions, alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or trustees of the Company, other shareholders, industry analysts, industry participants, investment and financing professionals, sources of credit and other investors. The Reporting Persons may also take other actions with respect to their investment in the Company as they deem appropriate, including, without limitation, seeking board representation, making proposals to the Company concerning changes to the operations, strategy, capitalization or ownership structure of the Company, or changing their intentions with respect to any and all matters referred to in this Item 4.

Except as set forth above, the Reporting Persons currently have no plan or proposals with respect to any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

1.	Fund – 2,210,000 shares of Common Stock, which represents 9.80% of the Issuer’s outstanding Common Stock.

2.	Manager – 2,210,000 shares of Common Stock, which represents 9.80% of the Issuer’s outstanding Common Stock.

3.	Parag Vora – 2,210,000 shares of Common Stock, which represents 9.80% of the Issuer’s outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer’s 22,558,058 outstanding shares of Common Stock made up of 17,582,235 shares as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2013 plus 4,500,000 shares of Common Stock issued in connection with the Company’s public offering which priced on June 13, 2013 (and closed on June 18, 2013) and 475,823 shares of Common Stock issued pursuant to the overallotment option which closed on June 28, 2013.

(c). In the 60 days prior to this filing, the following describes the Reporting Persons’ purchase and sale activity in shares of Common Stock in the open market:

HG Vora Special Opportunities Master Fund, Ltd.

Trailing 60-Day CLDT Trading History

		Avg. Price of
		Shares
Trade	Shares Purchased	Purchased or
Date	/(Sold)	Sold
14-May-13	(1,100)	$19.0000
15-May-13	600	$18.9000
16-May-13	500	$18.7000
13-Jun-13	440,000	$16.3500
1-Jul-13	19,000	$17.2071
2-Jul-13	25,000	$17.3022
3-Jul-13	6,000	$17.2500

(d) and (e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

(1)	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 12, 2013

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Parag Vora
Name: Parag Vora
Title: Director

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name: Parag Vora
Title: Managing Member

/s/ Parag Vora
Parag Vora